Mail Stop 3233

                                                           July 24, 2018

Via E-mail
Mr. Nigel Rose
Chief Financial Officer
Gain Capital Holdings, Inc.
135 Bedminster One, Route 202/206
Bedminster, NJ 07921

       Re:    Gain Capital Holdings, Inc.
              Form 10-K for the fiscal year ended December 31, 2017 Filed March 14, 2018
              File No. 1-35008

Dear Mr. Rose:

        We have reviewed your June 22, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to our comment, we may have additional comments.
Unless we note otherwise, our reference to a prior comment is to a comment in our June 8, 2018 letter.


Form 10-K for the fiscal year ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Reconciliation of Non-GAAP Financial Measures, page 42

1. We note your response to comment 1 and your proposed disclosure. Please address the following:
       a. Please expand your proposed disclosure to provide more clarity on the nature of the non-taxable dividends adjustment.
 Nigel Rose
Gain Capital Holdings, Inc.
July 24, 2018
Page 2

       b. Please tell us if the payment of the non-taxable dividends has an impact on your
               GAAP income tax (benefit)/expense; within your response, please tell us how you made that determination. To the extent the non-taxable dividends do not have an impact, please clarify for us how you determined it was appropriate to reflect an adjustment for the non-taxable dividends to arrive at your non-GAAP adjusted effective tax rate.
       c. Please revise your proposed disclosure to present your tabular disclosure of adjustments made to your effective tax rate using dollar amounts instead of, or in addition to, percentages. To the extent your revised tabular disclosure includes the tax effect of the adjustments in your reconciliation between Net (loss)/income applicable to GAIN Capital Holdings, Inc. and Adjusted pre-tax
(loss)/income,
               please clearly explain the nature of the additional tax effect adjustment and how it was derived.
       d. Please expand your proposed disclosure to include reconciliations for all periods for presented.
Please provide us with an example of your proposed disclosure. We may have further comment.


        You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-
3295 if you have questions regarding comments on the financial statements and related matters.




                                                             Sincerely,

                                                             /s/ Jennifer
Monick

                                                             Jennifer Monick
                                                             Assistant Chief
Accountant
                                                             Office of Real
Estate & -
                                                               Commodities